August 29, 2016
By EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
 100 F Street N.E.
Washington, D.C. 20549

RE:	Request for Acceleration and Effectiveness
Medigus Ltd. (CIK 0001618500)
Registration Statement on Form F-3 (File No. 333-213280)

Ladies and Gentlemen:

Pursuant to Rules 460 and 461 of the Rules and Regulations of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, Medigus Ltd. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form F-3 (File No. 333-213280) (the “Registration Statement”) at 4:00 p.m., Eastern Time on Wednesday, August 31, 2016, or as soon thereafter as practicable.

In connection with the foregoing, the Company hereby acknowledges the following:

•	should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this letter, please do not hesitate to contact  Shachar Hadar at 972.3.607.4479 of Gross, Kleinhendler, Hodak, Halevy, Greenberg and Co.,  or Oded Har-Even at 212.660.5000 of Zysman, Aharoni, Gayer and Sullivan & Worcester LLP, counsels to the Company.

Very truly yours, Medigus Ltd. By: /s/ Gilad Mamlok Gilad Mamlok Chief Financial Officer